SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On February 11, 2015, Caesarstone Sdot-Yam Ltd. issued a press release entitled “Caesarstone Reports Fourth Quarter and Full Year 2014 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The condensed consolidated balance sheets, condensed consolidated statements of income and condensed consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8 (File No. 333- 180313) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: February 11, 2015	By:	/s/ Yair Averbuch
Name: Yair Averbuch
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Caesarstone Reports Fourth Quarter and Full Year 2014 Results,” dated February 11, 2015.